Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE

Federal Signal Corporation Announces 2012 First Quarter Results

Oak Brook, IL, May 4, 2012—Federal Signal Corporation (NYSE:FSS) today reported results for the first quarter ended March 31, 2012

•	Q1 Operating income increased to $7.1 million versus a loss of ($1.0) million in Q1 2011

•	Q1 Orders of $243 million, up 16% versus last year

•	Q1 Net sales of $225 million, up 29% versus last year

•	Backlog increased to $455 million (up $29 million versus year end) compared to $258 million at the end of Q1 2011

•	Reported loss per share from continuing operations of ($0.01) versus ($0.08) in Q1 2011

•	Q1 2012 results include ($0.03) per share impact of refinancing-related costs and ($0.01) per share for restructuring charge

Dennis J. Martin, President and Chief Executive Officer, stated, “I’m pleased with the continued progress achieved during the first quarter as reflected in the financial results. Orders, sales and operating income were all significantly improved versus last year, and our order backlog continued to increase.” Mr. Martin continued, “Our order trends, strong backlogs and margin improvement initiatives have positioned each of our business groups to generate significantly higher profits in 2012. In addition, we refinanced the Company’s long-term debt with an option to prepay without penalty upon the sale of certain assets. We remain committed to either divesting or improving our underperforming businesses before year end.”

The Company reported orders of $242.8 million for the first quarter of 2012, up 16% from $209.7 million a year earlier, led by strong increases in order rates at the Company’s Environmental Solutions and Safety and Security Systems Groups.

Net sales increased $51.0 million or 29% to $224.6 million for the first quarter of 2012, with sales increases across all segments, primarily lead by higher shipments resulting from strong fourth quarter 2011 backlogs, for the Environmental Solutions and Fire Rescue Groups.

Operating income was $7.1 million in the three months ended March 31, 2012 compared to an operating loss of $1.0 million for the prior year period. The increase in operating income was a result of higher sales volume, partially offset by a $0.9 million restructuring charge in 2012 and the absence of $1.6 million of income in the first quarter of 2011 from a favorable adjustment to the goodwill impairment charge originally recognized in the fourth quarter of 2010.

Interest expense increased $2.6 million for the three months ended March 31, 2012, compared to the prior year period, primarily due to an increase in interest rates on the Company’s new debt agreements entered into in February 2012. In the first quarter of 2012, the Company recorded $1.6 million of costs related to the termination of its prior debt agreements. The costs included $1.0 million of make-whole interest payments and a write-off of deferred financing costs of $0.6 million.

For the first quarter of 2012, the Company reported a loss per share from continuing operations of $0.01 on a loss from continuing operations of $0.6 million on net sales of $224.6 million. For the same period of 2011, the Company reported a loss per share from continuing operations of $0.08 on a loss of $5.3 million from continuing operations on net sales of $173.6 million.

GROUP RESULTS

Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three-month periods ended March 31, 2012 and 2011, respectively:

($ in millions)	2012	2011	Change
Orders	$62.0	$53.6	$8.4
Backlog	37.5	19.3	18.2
Net sales	56.3	52.7	3.6
Restructuring charge	0.9	—	0.9
Operating income	4.6	5.2	(0.6)
Operating margin	8.2%	9.9%	(1.7)%
Depreciation and amortization	$1.1	$1.1	$—

•

Orders increased $8.4 million for the three months ended March 31, 2012 compared to the respective prior-year period. U.S. orders increased $7.4 million due to higher municipal spending in the fire and outdoor warning markets and higher industrial orders of $1.6 million. Non-U.S. orders increased $1.0 million for the three months ended March 31, 2012 compared to the respective prior-year period.

•

Net sales increased $3.6 million for the three months ended March 31, 2012 compared to the respective prior-year period, primarily due to strong industrial demand, increased sales of $1.9 million related to large warning systems projects, and higher demand for U.S. municipal fire products, partially offset by softness in the U.S. export market.

•

Operating income decreased $0.6 million for the three months ended March 31, 2012 compared to the respective prior-year period. During the first quarter of 2012, the Company recorded a restructuring charge of $0.9 million in the Safety and Security Systems Group, which drove the decrease in operating income compared to the prior-year period.

Fire Rescue

The following table summarizes the Fire Rescue Group’s operating results as of and for the three-month periods ended March 31, 2012 and 2011, respectively:

($ in millions)	2012	2011	Change
Orders	$37.0	$36.2	$0.8
Backlog	88.0	76.6	11.4
Net sales	31.8	21.2	10.6
Operating income	0.8	0.8	—
Operating margin	2.5%	3.8%	(1.3)%
Depreciation and amortization	$0.6	$0.6	$—

•

Orders increased $0.8 million for the three months ended March 31, 2012 compared to the respective prior-year period. Non-U.S. orders increased $4.6 million, primarily due to stronger demand from maintenance rental equipment companies in the Australian and European markets. U.S. orders declined $3.8 million, as the demand in the industrial market softened during this quarter.

•

Net sales increased $10.6 million for the three months ended March 31, 2012 compared to the respective prior-year period. The 50% increase in sales volume was driven by increased shipments during the current quarter.

•

Operating income was consistent for the three months ended March 31, 2012 at $0.8 million compared to the respective prior-year period, despite increased sales volume. Operating margin declined 1.3% due to the lower gross profit resulting from unfavorable product mix, such that the impact of the lower margin primarily in the European markets more than offset the increase in sales volume.

Environmental Solutions

The following table summarizes the Environmental Solutions Group’s operating results as of and for the three-month periods ended March 31, 2012 and 2011, respectively:

($ in millions)	2012	2011	Change
Orders	$124.1	$99.8	$24.3
Backlog	199.5	106.0	93.5
Net sales	108.0	76.4	31.6
Operating income	12.0	0.9	11.1
Operating margin	11.1%	1.2%	9.9%
Depreciation and amortization	$1.3	$1.2	$0.1

•

Orders increased $24.3 million or 24% for the three months ended March 31, 2012 compared to the respective prior-year period. U.S. orders increased $20.4 million or 27% for the three months ended March 31, 2012 compared to the respective prior-year period, primarily due to increases in orders for sewer cleaners of $11.4 million, sweepers of $4.5 million, and waterblasters of $2.5 million. Non-U.S. orders increased $3.9 million or 17% from the prior-year, with increases in U.S. export orders from Canada, Asia, the Middle East, and Mexico.

•

Net sales increased $31.6 million or 41% for the three months ended March 31, 2012 compared to the respective prior-year period. The 2012 net sales increase is a result of improvements in the industrial markets and increases in shipments of sweepers and sewer cleaners.

•

Operating income increased $11.1 million for the three months ended March 31, 2012 compared to the respective prior-year period, primarily due to higher shipments, a more favorable product mix, price increases, and the absence of increased costs associated with the final deployment of a common enterprise resource planning (“ERP”) system across the group that were present in 2011.

Federal Signal Technologies

The following table summarizes the Federal Signal Technologies Group’s operating results as of and for the three-month periods ended March 31, 2012 and 2011, respectively:

($ in millions)	2012	2011	Change
Orders	$19.7	$20.1	$(0.4)
Backlog	129.7	55.6	74.1
Net sales	28.5	23.3	5.2
Operating loss	(2.8)	(3.5)	0.7
Operating margin	(9.8)%	(15.0)%	5.2%
Depreciation and amortization	$2.3	$2.6	$(0.3)

•

Orders decreased $0.4 million to $19.7 million for the three months ended March 31, 2012 compared to the respective prior-year period. U.S. orders were unchanged at $13.7 million for the three months ended March 31, 2012 compared to the respective prior-year period as softness in the U.S. municipal market offset increases in the industrial market. Non-U.S. orders decreased $0.5 million for the three months ended March 31, 2012 compared to the respective prior-year period due to lower export orders from Mexico.

•

Net sales increased $5.2 million for the three months ended March 31, 2012 compared to the respective prior-year period due to revenue recognized in connection with a longer-term project of $2.0 million, as well as sales associated with two other large shipments for the FSTech Group.

•

The operating loss for the three months ended March 31, 2012 was $2.8 million compared to an operating loss of $3.5 million from the respective prior-year period. The improvement in the operating loss reflects the revenue recognized in connection with a longer-term project of $2.0 million and margins associated with two other large shipments for the FSTech Group, partially offset by the absence of $1.6 million of income in the first quarter of 2011 from a favorable adjustment to the goodwill impairment charge originally recognized in the fourth quarter of 2010.

CORPORATE EXPENSES

Corporate expenses were $7.5 million and $4.4 million for the three months ended March 31, 2012 and 2011, respectively. The increase was primarily due to higher expenses for incentive compensation of $1.0 million, legal fees of $0.9 million, as well as the absence of a $0.6 million insurance reimbursement in the first quarter of 2011.

Corporate expenses include depreciation and amortization expense of $0.2 million and $0.3 million for the three month periods ended March 31, 2012 and 2011, respectively.

CONFERENCE CALL

Federal Signal will host its first quarter conference call on Friday, May 4, 2012 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Fire Rescue, Environmental Solutions, and Federal Signal Technologies. For more information on Federal Signal, visit: http://www.federalsignal.com

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com

FEDERAL SIGNAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three Months Ended March 31,
(in millions, except per share data)	2012	2011
Net sales	$224.6	$173.6
Costs and expenses
Cost of sales	168.5	132.1
Selling, engineering, general and administrative	48.1	44.1
Goodwill impairment	—	(1.6)
Restructuring charge	0.9	—

Operating income (loss)	7.1	(1.0)
Interest expense	6.0	3.4
Debt settlement costs	1.6	—
Other (income) expense, net	(0.2)	0.2

Loss before income taxes	(0.3)	(4.6)
Income tax expense	(0.3)	(0.7)

Loss from continuing operations	(0.6)	(5.3)
Gain from discontinued operations and disposal, net of income tax expense of $0.0 and $0.1, respectively	0.1	—

Net loss	$(0.5)	$(5.3)

Basic and diluted loss per share:
Loss from continuing operations	$(0.01)	$(0.08)
Loss from discontinued operations and disposal, net of taxes	—	—

Net loss per share	$(0.01)	$(0.08)

Weighted average common shares outstanding:
Basic	62.2	62.1
Diluted	62.2	62.1
Cash dividends declared per share of common stock	$—	$—

FEDERAL SIGNAL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions, except share data)	March 31, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$13.4	$9.5
Restricted cash	2.1	—
Accounts receivable, net of allowances for doubtful accounts of $3.1 million and $2.9 million, respectively	127.0	126.9
Inventories, net	126.5	116.1
Other current assets	24.4	21.8

Total current assets	293.4	274.3
Properties and equipment, net	62.6	62.2
Other assets
Goodwill	296.3	294.1
Intangible assets, net	69.2	70.7
Deferred charges and other assets	7.7	1.9

Total assets of continuing operations	729.2	703.2
Assets of discontinued operations, net	2.5	3.5

Total assets	$731.7	$706.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$2.8	$9.0
Current portion of long-term borrowings and capital lease obligations	5.6	0.2
Accounts payable	62.4	55.6
Customer deposits	16.9	15.0
Deferred revenue	10.2	9.9
Accrued liabilities
Compensation and withholding taxes	18.9	22.0
Other	42.4	35.8

Total current liabilities	159.2	147.5
Long-term borrowings and capital lease obligations, less current portion	227.2	213.1
Long-term pension and other postretirement liabilities	72.1	74.1
Deferred gain	20.9	21.4
Deferred tax liabilities	47.2	47.2
Other long-term liabilities	14.6	16.4

Total liabilities of continuing operations	541.2	519.7
Liabilities of discontinued operations	9.9	12.3

Total liabilities	551.1	532.0
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.1 million and 63.1 million shares issued, respectively	63.1	63.1
Capital in excess of par value	168.4	167.7
Retained earnings	35.9	36.4
Treasury stock, 0.9 million and 0.9 million shares, respectively, at cost	(16.3)	(16.1)
Accumulated other comprehensive loss	(70.5)	(76.4)

Total shareholders’ equity	180.6	174.7

Total liabilities and shareholders’ equity	$731.7	$706.7

FEDERAL SIGNAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three Months Ended March 31,
($ in millions)	2012	2011
Operating activities
Net loss	$(0.5)	$(5.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain on discontinued operations and disposal	(0.1)	—
Depreciation and amortization	5.5	5.8
Stock-based compensation expense	0.7	0.8
Goodwill impairment	—	(1.6)
Restructuring charge	0.9	—
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies	(2.8)	(17.0)

Net cash provided by (used for) continuing operating activities	3.7	(17.3)
Net cash used for discontinued operating activities	(0.4)	(0.9)

Net cash provided by (used for) operating activities	3.3	(18.2)
Investing activities
Purchases of properties and equipment	(3.5)	(4.3)
Proceeds from sales of properties, plant and equipment	0.5	0.4
Increase in restricted cash	(2.1)	—

Net cash used for continuing investing activities	(5.1)	(3.9)
Net cash provided by discontinued investing activities	—	—

Net cash used for investing activities	(5.1)	(3.9)
Financing activities
Reduction in debt outstanding under revolving credit facilities	(162.8)	(21.6)
Proceeds on short-term borrowings	9.7	26.2
Payments on short-term borrowings	(16.0)	(15.2)
Proceeds from issuance of long-term borrowings	215.0	—
Payments on long-term borrowings	(33.5)	(9.6)
Payments of debt financing fees	(6.2)	(2.1)
Cash dividends paid to shareholders	—	(3.8)
Other, net	0.7	(0.2)

Net cash provided by (used for) continuing financing activities	6.9	(26.3)
Net cash (used for) provided by discontinued financing activities	(0.9)	0.1

Net cash provided by (used for) financing activities	6.0	(26.2)

Effects of foreign exchange rate changes on cash and cash equivalents	(0.3)	(1.1)
Increase (decrease) in cash and cash equivalents	3.9	(49.4)
Cash and cash equivalents at beginning of period	9.5	62.1

Cash and cash equivalents at end of period	$13.4	$12.7